Gold Fields Limited (Reg. No. 1968/004880/06) Incorporated in the Republic of South Africa JSE, NYSE, DIFX Share Code: GFI ISIN Code: ZAE000018123 (“Gold Fields” or the “Company”) GOLD FIELDS ANNUAL GENERAL MEETING – SUPPLEMENTARY NOTICE Gold Fields shareholders ("Shareholders") are referred to the announcement published on SENS on 27 March 2025 wherein Shareholders were notified that the Gold Fields annual general meeting ("Notice") will be held in person at 150 Helen Road, Sandown, Sandton on Wednesday, 28 May 2025 at 13:30 South African Standard Time and by electronic participation via the electronic meeting platform (as permitted by the JSE Listing Requirements and the provisions of the Companies Act 71 of 2008, as amended (the "Companies Act")), to transact the business as stated in the Notice. A copy of the Notice can be found on the Company's website at www.goldfields.com. Subsequent to the distribution of the Notice, Gold Fields has issued a supplementary notice of its annual general meeting ("Supplementary Notice") to confirm, for the avoidance of doubt and given amendments to the Companies Act, that Gold Fields is authorised to provide financial assistance to both local and foreign subsidiaries pursuant to sections 44 and 45 of the Companies Act. In this regard, the Supplementary Notice adds Special Resolution 4 to the resolutions to be considered by Shareholders for adoption at the annual general meeting. Special Resolution 4 is intended to authorise the Company to provide financial assistance pursuant to sections 44 and 45 of the Companies Act on terms and conditions consistent with previous authorisations historically granted by Shareholders to the Company. The Supplementary Notice should be read in conjunction with the Notice and will be distributed to Shareholders today, 7 May 2025 and is also available on the Company's website at www.goldfields.com. Shareholders are also advised that a revised Form of Proxy (that includes Special Resolution 4) accompanies the Supplementary Notice. To the extent that a Shareholder has already submitted a Form of Proxy in respect of the resolutions contained in the Notice ("Original Proxy Form"), then such Shareholder may either (i) revoke the Original Proxy Form by cancelling it in writing and completing and submitting the revocation together with the revised Proxy Form in accordance with the instructions contained therein and in the Original Notice or (ii), since such Shareholder's votes in terms of the Original Proxy Form remain valid, complete and submit the revised Proxy Form containing only such Shareholder's votes in respect of Special Resolution number 4 as contained in the Supplementary Notice.

All other information pertaining to the Gold Fields annual general meeting, including the salient dates, as announced on SENS on 27 March 2025 remains unchanged. 7 May 2025 For investor enquiries contact: Jongisa Magagula Tel: +27 11 562 9775 Mobile: +27 82 562 5288 Email: Jongisa.Magagula@goldfields.com Thomas Mengel Tel: +27 11 562 9849 Mobile: +27 72 493 5170 Email: Thomas.Mengel@goldfields.com JSE Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd About Gold Fields Gold Fields is a globally diversified gold producer with nine operating mines in Australia, South Africa, Ghana, Chile and Peru and one project in Canada. We have total attributable annual gold- equivalent production of 2.1 Moz, proved and probable Gold Mineral Reserves of 44.3 Moz, measured and indicated Gold Mineral Resources of 30.4 Moz (excluding Mineral Reserves) and inferred Gold Mineral Resources of 11.6 Moz (excluding Mineral Reserves). Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New York Exchange (NYSE).